UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________________

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

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CEDAR REALTY TRUST, INC.
(Name of Subject Company (Issuer))

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CEDAR REALTY TRUST, INC.
(Name of Filing Person (Offeror))

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Series C Cumulative Redeemable Preferred Stock
(Title of Class of Securities)

150602506
(CUSIP Number of Series C Cumulative Redeemable Preferred Stock)

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M. Andrew Franklin
2529 Virginia Beach Blvd.
Virginia Beach, Virginia 23452
(757) 627-9088
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

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With a copy to:

David E. Brown, Jr.
Alston & Bird LLP
950 F Street NW
Washington, DC 20004

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☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO, the Offer to Purchase, the related Letter of Transmittal, and Notice of Guaranteed Delivery originally filed with the United States Securities and Exchange Commission (the “SEC”) by Cedar Realty Trust, Inc. (the “Company”) on September 25, 2024, in connection with the Company’s offer to purchase up to an aggregate amount paid of $9,000,000 of its 6.50% Series C Cumulative Redeemable Preferred Stock. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment No. 1 is being filed solely to revise the price increments at which Stockholders may specify to tender their Series C Shares from increments of $0.10 with a final increment of $0.05 to increments of $0.05. The Offer to Purchase, related Letter of Transmittal and Notice of Guaranteed Delivery filed with this Amendment No. 1 reflect the revised increment.

Offer to Purchase

Under the headings “What will be the purchase price for the Series C Shares and what will be the form of payment?,” “The Offer — 1. Number of Series C Shares; Proration” and “The Offer — 3. Procedures for Tendering Series C Shares,” each instance of “increments of $0.10 with a final increment of $0.05” is revised to “increments of $0.05.”

Letter of Transmittal and Notice of Guaranteed Delivery

The boxes under “SERIES C SHARES TENDERED AT PRICE DETERMINED BY STOCKHOLDER” are revised to reflect increments of $0.05 at which stockholders may tender their Series C Shares.

Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, Offer to Purchase, the related Letter of Transmittal, and Notice of Guaranteed Delivery, and all other exhibits to the Schedule TO, remains unchanged and is hereby expressly incorporated into this Amendment No. 1 by reference.

ITEM 12.  EXHIBITS

(a)(1)(i)	Offer to Purchase, dated September 25, 2024.
(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(5)(i)	Current Report on Form 8-K of Cedar Realty Trust, Inc., filed on September 25, 2024 (incorporated by reference to such filing).
107	Filing Fee Exhibit.*

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*        Previously Filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CEDAR REALTY TRUST, INC.
	By:	/s/ M. Andrew Franklin
Name: M. Andrew Franklin
Title: President and Chief Executive Officer
Dated: September 26, 2024

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